FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Section 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July 2010

CERAGON NETWORKS LTD. (Translation of registrant’s name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registration in connection with Rule 12g3(b): 82 - _________________

Signature

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CERAGON NETWORKS LTD.
Date: July 26, 2010	By: /s/ Donna Gershowitz
Name: Donna Gershowitz Title: VP and General Counsel

Exhibit Description

•	Exhibit A – Press Release: Ceragon Enhances Next Generation Networking Capabilities

•	Exhibit B – Press Release: Ceragon Networks Reports Second Quarter 2010 Financial Results

•	Exhibit C – Explanatory Note: Correction to Press Release